Form 40-F/A
period 2019-06-30
AURORA CANNABIS INC
filed 2020-03-27
CIK 1683541

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 40-F/A

(Amendment No. 2)

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
	CORPORATION SERVICE COMPANY 251 Little Falls Drive County of New Castle Wilmington, Delaware 19808 Tel: 1-800-927-9800
	(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)

Securities registered or to be registered pursuant to section 12(b) of the Act:

Title of Each Class	Trading Symbol(s)	Name of each exchange on which registered
Common Shares, no par value	ACB	New York Stock Exchange
Rights to purchase Common Shares, without par value

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

EXPLANATORY NOTE

This Amendment No. 2 to the Annual Report on Form 40-F of Aurora Cannabis Inc. (the “Company” or “Aurora”), originally filed with the Securities and Exchange Commission (the “SEC”) on September 11, 2019 (as previously amended, the “Original Annual Report”), is being filed with the SEC by the Company for the sole purpose of filing the following as exhibits, which were inadvertently omitted from the Original Annual Report: (a) the audit report of MNP LLP, the Company’s former independent registered public accounting firm, dated September 24, 2018, in respect of the Company’s audited consolidated statements and the notes thereto as at and for the years ended June 30, 2018 and June 30, 2017; and (b) the consent of MNP LLP.

This Amendment No. 2 consists of a cover page, this explanatory note, the signature page, the exhibit index, the Officer Certifications filed as Exhibits 99.1 and 99.2, and the certifications of the Certifying Officers required by Exchange Act Rule 13a-14(b) (Exhibits 99.3 and 99.4).

Other than expressly set forth herein, this Amendment No. 2 does not, and does not purport to, amend or restate any other information contained in the Original Annual Report nor does this Amendment No. 2 reflect any events that have occurred after the Original Annual Report was filed.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Company certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 27, 2020	Aurora Cannabis Inc. By: /s/ Michael Signer
Michael Singer Chief Executive Officer

EXHIBIT INDEX

Exhibit Number	Exhibit Description
99.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002(1)
99.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002(1)
99.3	Certification of Chief Executive Officer pursuant to Rule 13a-14(b) of the Exchange Act and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002(1)
99.4	Certification of Chief Financial Officer pursuant to Rule 13a-14(b) of the Exchange Act and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002(1)
99.5	Audited consolidated financial statements of the Company and notes thereto as at and for the year ended June 30, 2019, together with the report thereon of the independent auditor(2)
99.6	Management’s Discussion and Analysis for the year ended June 30, 2019(2)
99.7	Annual Information Form of the Company for the year ended June 30, 2019(2)
99.8	Consent of KPMG LLP(2)
99.9

Audit report of MNP LLP, the Company’s former independent auditor, in respect of the audited consolidated financial statements of the Company and notes thereto as at and for the years ended June 30, 2018 and June 30, 2017(1)

99.10	Consent of MNP(1)
101.INS	XBRL Instance(2)
101.SCH	XBRL Taxonomy Extension Schema(2)
101.CAL	XBRL Taxonomy Extension Calculation Linkbase(2)
101.DEF	XBRL Taxonomy Extension Definition Linkbase(2)
101.LAB	XBRL Taxonomy Extension Label Linkbase(2)
101.PRE	XBRL Taxonomy Extension Presentation Linkbase(2)

Notes:

1.	Filed herewith
2.	Previously filed