Form 40-F
period 2020-06-30
AURORA CANNABIS INC
filed 2020-09-25
CIK 1683541

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 40-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934
☒	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 30, 2020	Commission File Number: 001-38691
AURORA CANNABIS INC.
(Exact name of Registrant as specified in its charter)

British Columbia, Canada	2833	N/A
(Province or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code)	(I.R.S. Employer Identification No.)

4818 31 Street East
Edmonton International Airport
Edmonton, Alberta,
Canada T9E 0V6
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
Indicate the number of outstanding shares of each of the Registrant’s classes of capital or common stock as of the close of the period covered by the annual report: 115,228,811
Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes	☒	No	☐

i

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
Emerging growth company ☐
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
In this annual report, references to “we”, “our”, “us”, the “Company” or “Aurora”, mean Aurora Cannabis Inc. and our wholly owned subsidiaries, unless the context suggests otherwise.
Unless otherwise indicated, all amounts in this annual report are in Canadian dollars and all references to “$” mean Canadian dollar and references to “U.S. dollars” or “US$” are to United States dollars.
AUDITED FINANCIAL STATEMENTS, MANAGEMENT’S DISCUSSION AND ANALYSIS
AND ANNUAL INFORMATION FORM
The following principal documents are filed as exhibits to, and incorporated by reference into, this Annual Report:

Document	Exhibit No.
Audited consolidated financial statements of the Company and notes thereto as at and for the year ended June 30, 2020, together with the report thereon of the independent registered public accounting firm	99.5
Management’s Discussion and Analysis of the Company for the year ended June 30, 2020 (the “2020 MD&A”)	99.6
Annual Information Form of the Company for the year ended June 30, 2020 (the “AIF”)	99.7
FORWARD-LOOKING STATEMENTS

This Annual Report includes or incorporates by reference certain statements that constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 (collectively, “forward-looking statements” or “FLS”). These forward-looking statements are made as of the date of this Annual Report and the Company does not intend, and does not assume any obligation, to update these FLS, except as required under applicable securities legislation. FLS relate to future events or future performance and reflect Company management’s expectations or beliefs regarding future events. In certain cases, FLS can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved” or the negative of these terms or comparable terminology. In this document, certain forward-looking statements are identified by words including “may”, “future”, “expected”, “intends” and “estimates”. By their very nature FLS involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the FLS. The Company provides no assurance that FLS will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on FLS. Certain FLS in this Annual Report and the documents incorporated by reference include, but are not limited to the following:

•	pro forma measures including revenue, expected SG&A run-rates, and grams produced;

•	the completion of construction of production facilities, associated costs, and receipt of licenses from Health Canada to produce and sell cannabis and cannabis related products from these facilities;

•	strategic investments and capital expenditures, and related benefits;

•	future strategic plans;

•	growth in the global consumer use cannabis market;

•	expectations regarding production capacity, costs and yields;

•	product sales expectations and corresponding forecasted increases in revenues; and

•	the impact of the COVID-19 pandemic on the Company’s business, operations, capital resources and/or financial results.

The above and other aspects of the Company’s anticipated future operations are forward-looking in nature and, as a result, are subject to certain risks and uncertainties. Although the Company believes that the expectations reflected in these FLS are reasonable, undue reliance should not be placed on them as actual results may differ materially from the forward-looking statements. Such FLS are estimates reflecting the Company’s best judgment based upon current information and involve a number of risks and uncertainties, and there can be no assurance that other factors will not affect the accuracy of such forward-looking statements. These risks include, but are not limited to, the ability to retain key personnel, the ability to continue investing in infrastructure to support growth, the ability to obtain financing on acceptable terms, the continued quality of our products, customer experience and retention, the development of third party government and non-government consumer sales channels, management’s estimates of consumer demand in Canada and in jurisdictions where the Company exports, expectations of future results and expenses, the availability of additional capital to complete construction projects and facilities improvements, the risk of successful integration of acquired business and operations, management’s estimation that SG&A will grow only in proportion of revenue growth, the ability to expand and maintain distribution capabilities, the impact of competition, the general impact of financial market conditions, the yield from cannabis growing operations, product demand, changes in prices of required commodities, competition, and the possibility for changes in laws, rules, and regulations in the industry, epidemics, pandemics or other public health crises, including the current outbreak of COVID-19, as well as updates provided herein.
See also “Description of the Business - Risk Factors” in the AIF. Readers are urged to consider the risks, uncertainties and assumptions carefully in evaluating the forward-looking statements and are cautioned not to place undue reliance on such information. The Company is under no obligation, and expressly disclaims any intention or obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by applicable securities law.

Should one or more of these risks or uncertainties materialize, or should underlying factors or assumptions prove incorrect, actual results may vary materially from those described in forward looking statements. Material factors or assumptions involved in developing forward-looking statements include, without limitation, publicly available information from governmental sources as well as from market research and industry analysis and on assumptions based on data and knowledge of this industry which the Company believes to be reasonable.

Although the Company believes that the expectations conveyed by the forward-looking statements are reasonable based on the information available to the Company on the date hereof, no assurance can be given as to future results, approvals or achievements. Forward-looking statements contained in this Annual Information Form and in the documents incorporated by reference herein are expressly qualified by this cautionary statement. The Company disclaims any duty to update any of the forward-looking statements after the date of this Annual Information form except as otherwise required by applicable law.

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
CURRENCY
Unless otherwise indicated, all dollar amounts in this Annual Report are in Canadian dollars.   The exchange rate of Canadian dollars into United States dollars, on June 30, 2020 based upon the daily exchange rate as quoted by the Bank of Canada was U.S.$1.00 = Cdn$1.3628.

CONTROLS AND PROCEDURES
Disclosure Controls and Procedures
The information provided in the section entitled “Internal Controls over Financial Reporting” under the sub-heading “Disclosure Controls and Procedures” contained in the 2020 MD&A filed as Exhibit 99.6 to this Annual Report on Form 40-F is incorporated by reference herein.

Management’s Annual Report on Internal Controls over Financial Reporting
The information provided in the section entitled “Internal Controls Over Financial Reporting” under the sub-heading “Management’s Assessment on Internal Control over Financial Reporting” contained in the 2020 MD&A filed as Exhibit 99.6 to this Annual Report on Form 40-F is incorporated by reference herein.

Attestation Report of the Registered Public Accounting Firm
The disclosure provided under the heading “Report of Independent Registered Public Accounting Firm to the Shareholders and Board of Directors of Aurora Cannabis Inc. - Opinions on the Financial Statements and Internal Control over Financial Reporting” contained in the Company’s audited annual financial statements filed as Exhibit 99.5 to this Annual Report on Form 40-F is incorporated by reference herein.
Changes in Internal Control over Financial Reporting
The information provided in the section entitled “Internal Controls Over Financial Reporting” under the sub-heading “Material Changes to the Control Environment and Other Matters” contained in the 2020 MD&A filed as Exhibit 99.6 to this Annual Report on Form 40-F is incorporated by reference herein.
CORPORATE GOVERNANCE

The Company’s Board of Directors (the “Board”) is responsible for the Company’s corporate governance and has the following independent designated standing committees: the Nominating and Corporate Governance Committee, the Human Resources and Compensation Committee, the Audit Committee and the Science Committee. The charters of each committee can be viewed on the Company’s corporate website at https://investor.auroramj.com/about-aurora/corporate-governance/. In addition, the Company’s Audit Committee Charter is attached as Schedule “A” to the Annual Information Form, which is filed as Exhibit 99.7 to this Annual Report.
Nominating and Corporate Governance Committee

The Nominating and Corporate Governance Committee (the “N&CG Committee”) is responsible for screening nominees to the Board. The N&CG Committee annually assesses the skills and qualifications of directors and nominees to ensure the members of the board of directors have the requisite skills and qualifications to meet the current needs of the Company. This N&CG Committee meets as required to review and make recommendations to the board of directors on all direct and indirect compensation, benefits and perquisites for senior management and directors of the Company. The N&CG Committee is comprised of Norma Beauchamp (Chair), Ron Funk and Adam Szweras. The Board has determined that all of the members of the N&CG Committee are independent, based on the criteria for independence prescribed by Section 303A.02 of the NYSE Listed Company Manual.
Human Resources and Compensation Committee

The Human Resources and Compensation Committee (the “HR&C Committee”) is responsible for (a) reviewing and approving directors’ and executive compensation based on the Company’s goals and objectives, (b) reviewing and approving the Company’s incentive compensation and equity-based plans and arrangements, and (c) reporting regularly to the Board on the activities of the HR&C Committee. To make its recommendation on directors’ and executive officer compensation, the HR&C Committee takes into account the types of compensation and the amounts paid to directors and executive officers of comparable publicly traded Canadian companies. The HR&C Committee is comprised of Adam Szweras (Chair), Norma Beauchamp, Ron Funk and Margaret Shan Atkins. The Board has determined that all of the mem bers of the HR&C Committee are independent, based on the criteria for independence prescribed by Section 303A.02 of the NYSE Listed Company Manual.

Science and Innovation Committee
The Science and Innovation Committee reviews all ongoing research initiatives, provides strategic advice and brings recommendations to the Board and management regarding all scientific matters involving the Company’s research and discovery science programs, including research progress, strategic research direction, research team governance, research priorities, the acquisition of potential product opportunities and new research team nominees. The Science and Innovation Committee is comprised of Lance Friedmann (Chair), Ron Funk and Michael Detlefsen. The Board has determined that all of the members of the Committee are independent, based on the criteria for independence prescribed by Section 303A.02 of the NYSE Listed Company Manual.
AUDIT COMMITTEE
Our Board has established an independent Audit Committee in accordance with Section 3(a)(58)(A) of the Exchange Act and Section 303A.06 of the NYSE Listed Company Manual for the purpose of overseeing our accounting and financial reporting processes and the audit of our annual financial statements.
The Audit Committee is comprised of Margaret Shan Atkins (Chair), Ron Funk, Michael Detlefsen and Lance Friedmann. Our Board has determined that the Audit Committee meets the composition requirements set forth by Section 303A.07 of the NYSE Listed Company Manual, and that each of the members of the Audit Committee is independent as determined under Rule 10A-3 of the Exchange Act and Section 303A.02 of the NYSE Listed Company Manual. All four members of the Audit Committee are financially literate, meaning they are able to read and understand the Company’s financial statements and to understand the breadth and level of complexity of the issues that can reasonably be expected to be raised in the Company’s financial statements.
Our Board has determined that Margaret Shan Atkins and Michael Detlefsen each qualify as an “audit committee financial expert” (as defined in paragraph (8)(b) of General Instruction B to Form 40-F), have financial management expertise (pursuant to section 303A.07 of the NYSE Listed Company Manual) and are independent (as determined under Exchange Act Rule 10A-3 and section 303A.02 of the NYSE Listed Company Manual).
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
PRINCIPAL ACCOUNTING FEES AND SERVICES - INDEPENDENT AUDITORS
The following table sets forth information regarding amounts billed to us by our independent auditor for each of our last two fiscal years ended June 30 in Canadian dollars:

Financial Period Ending	Audit Fees ($)(1)	Audit Related Fees ($)(2)	Tax Fees ($)(3)	All Other Fees ($)(4)
2020	2,856,480	231,120	255,010	—
2019	1,395,500 (5)	279,341 (5)	967,352	—
Notes

(1)	“Audit Fees” includes fees for the performance of the annual audit and quarterly reviews of the financial statements, which includes the audit of significant transactions and matters.

(2)
“Audit-Related Fees” includes fees for assurance related services that have not been reflected under (1). This includes, but is not limited to, services in connection with registration statements such as due diligence procedures or issuance of comfort letters and audit or attest services not required by legislation or regulation.

(3)	“Tax Fees” includes fees for tax compliance, tax planning, tax structuring and tax advice.

(4)	“All Other Fees” refers to fees for ad hoc projects, which include reviews of prospectus and financing documents.

(5)	Fees related to prospectus and related assistance to underwriters of $260,000 were reclassified from Audit Fees to Audit Related Fees.
Audit Committee Pre-Approval Policies
From time to time, management of the Company recommends to, and requests approval from, the audit committee for audit and non-audit services to be provided by the Company’s auditor.

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
OFF-BALANCE SHEET ARRANGEMENTS
The Company has not entered into any “off-balance sheet arrangements”, as defined in General Instruction B(11) to Form 40-F, that have or are reasonably likely to have a current or future effect on the Company’s financial condition, changes in financial condition, revenues, expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.
CODE OF ETHICS
We have adopted a Code of Business Conduct and Ethics (the “Code”) that applies to our officers (including without limitation, the CEO, CFO and other high-ranking executive officers), employees and directors of the Company and its subsidiaries and promotes, among other things, honest and ethical conduct. The Code meets the requirements for a “code of ethics” within the meaning of that term under Form 40-F. The Code of Ethics was last reviewed and approved by the Company’s Board of Directors on April 24, 2020. The Code is available under the Company’s profile on www.SEDAR.com and on the Company’s website at https://investor.auroramj.com/about-aurora/corporate-governance/.

During the fiscal year ended June 30, 2020, amendments were made to the Code to prohibit the direct supervision of one family member or related person by another under any circumstances. Except for summer and co-op students, indirect supervision of a family member or related person by another is also not permitted under any circumstance. For the purpose of the Code, the term “family member” includes a spouse or domestic/common-law partner, children, parents, siblings, a grandparent or grandchild, an aunt or uncle, a first cousin, a niece or nephew, and any corresponding in-law, step, or foster relation. The term “related person” includes any individual related by blood or affinity whose close association with the employee is the equivalent of a family relationship, and any individual in a consensual romantic relationship with the employee occurring within the last two years, which includes, but is not limited to , common-law, dating, engagement, sexual or other intimate relationships.

During the fiscal year ended June 30, 2020, no waivers of the Code were granted to any principal officer of the Company or any person performing similar functions.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following table lists, as of June 30, 2020, information with respect to the Company’s known contractual obligations (in thousands):

		Payments due by period
	Total ($)	Less than one year ($)	1 - 3 years ($)	3 - 5 years ($)	More than 5 years ($)
Long-Term Debt Obligations (1)	694,582	148,885	51,539	494,158	—
Lease Obligations	171,868	11,243	32,643	27,468	100,514
Contingent Consideration (2)	101,466	66,426	35,040	—	—
Purchase Obligations (3)	30,578	21,281	4,132	4,132	1,033
License and sponsorship fees (4)	141,397	2,851	46,460	50,880	41,206
Other long-term liabilities (5)	5,773	—	—	1,827	3,946
Total	1,145,664	250,686	169,814	578,465	146,699

Notes:

(1)	Long-term debt obligations include bank loans and convertible debentures.

(2)	Contingent consideration represents the gross amount estimated to be paid out on achievement of future performance milestones related to acquisitions.

(3)	Purchase obligations include capital commitments,and purchase commitments relating to a manufacturing agreement for the encapsulation of softgels.

(4)	On September 8, 2020, the Company and UFC mutually terminated its partnership for a one-time payment of US$30.0 million.

(5)	Other long-term liabilities reflected on the balance sheet as at June 30, 2020, includes derivative liabilities and deferred tax liabilities.
NOTICES PURSUANT TO REGULATION BTR
There were no notices required by Rule 104 of Regulation BTR that the Company sent during the year ended June 30, 2020 concerning any equity security subject to a blackout period under Rule 101 of Regulation BTR.
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
The Company will follow TSX rules for shareholder approval of new issuances of its common shares, in lieu of the foregoing requirements of the NYSE. Following TSX rules, shareholder approval is required for certain issuances of shares that: (i) materially affect control of the listed issuer; or (ii) provide consideration to insiders in aggregate of 10% or greater of the market capitalization of the listed issuer, during any six-month period, and has not been negotiated at arm’s length. Shareholder approval is also required, pursuant to TSX rules, in the case of private placements: (a) for an aggregate number of listed securities issuable greater than 25% of the number of securities of the listed issuer which are outstanding, on a non-diluted basis, prior to the date of closing of the transaction if the price per security is less than the market price; or (b) that during any six month period are to insiders for listed securities or options, rights or other entitlements to listed securities greater than 10% of the number of securities of the listed issuer which are outstanding, on a non-diluted basis, prior to the date of the closing of the first private placement to an insider during the six month period. The rules of the TSX also require shareholder approval in connection with an acquisition by a listed issuer where the number of securities issued or issuable in payment of the purchase price for the acquisition exceeds 25% of the number of securities of the listed issuer that are outstanding, on a non-diluted basis.
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
The Company has a separately designated standing Nominating and Corporate Governance Committee, and a separately designated standing Human Resources and Compensation Committee. The Board of Directors has determined that all members of these committees are independent.
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

[signature page follows]

SIGNATURES
Pursuant to the requirements of the Exchange Act, the Company certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 24, 2020	AURORA CANNABIS INC.
	By:	/s/ Glen Ibbott
Glen Ibbott Chief Financial Officer

EXHIBIT INDEX

Exhibit Number	Exhibit Description

99.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
99.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
99.3	Certification of Chief Executive Officer pursuant to Rule 13a-14(b) of the Exchange Act and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.4	Certification of Chief Financial Officer pursuant to Rule 13a-14(b) of the Exchange Act and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.5	Audited consolidated financial statements of the Company and notes thereto as at and for the year ended June 30, 2020, together with the report thereon of the independent auditor
99.6	Management’s Discussion and Analysis for the year ended June 30, 2020
99.7	Annual Information Form of the Company for the year ended June 30, 2020
99.8	Consent of KPMG LLP
101.INS	XBRL Instance
101.SCH	XBRL Taxonomy Extension Schema
101.CAL	XBRL Taxonomy Extension Calculation Linkbase
101.DEF	XBRL Taxonomy Extension Definition Linkbase
101.LAB	XBRL Taxonomy Extension Label Linkbase
101.PRE	XBRL Taxonomy Extension Presentation Linkbase