Form 40-F
period 2021-06-30
AURORA CANNABIS INC
filed 2021-09-27
CIK 1683541

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 40-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934
☒	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 30, 2021	Commission File Number: 001-38691
AURORA CANNABIS INC.
(Exact name of Registrant as specified in its charter)

British Columbia, Canada	2833	N/A
(Province or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code)	(I.R.S. Employer Identification No.)

500-10355 Jasper Avenue,
Edmonton, Alberta, T5J 1Y6
Tel: 1-844-928-7672
(Address and telephone number of Registrant’s principal executive offices)

CORPORATION SERVICE COMPANY
251 Little Falls Drive
County of New Castle
Wilmington, Delaware 19808
Tel: 1-800-927-9800
(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)
Securities registered or to be registered pursuant to section 12(b) of the Act:

Title of Each Class	Trading Symbol(s)	Name of Each Exchange on Which Registered
Common Shares, no par value	ACB	The Nasdaq Global Select Market
Rights to purchase Common Shares, without par value
Securities registered or to be registered pursuant to Section 12(g) of the Act: None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None
For annual reports, indicate by check mark the information filed with this Form:

☒	Annual Information Form	☒	Audited Annual Financial Statements
Indicate the number of outstanding shares of each of the Registrant’s classes of capital or common stock as of the close of the period covered by the annual report: 198,068,923
Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.

ii

INTRODUCTORY INFORMATION
Aurora Cannabis Inc. (the “Company” or “Aurora”) is a “foreign private issuer” as defined in Rule 3b-4 under Securities Exchange Act of 1934, as amended (the “Exchange Act”), and is a Canadian issuer eligible to file its annual report pursuant to Section 13 of the Exchange Act on Form 40-F pursuant to the multi-jurisdictional disclosure system (the “MJDS”) adopted by the United States Securities and Exchange Commission (the “SEC”). The Company’s common shares are listed on the Toronto Stock Exchange and the Nasdaq Global Select Market (“Nasdaq”) under the trading symbol “ACB”.
In this annual report, references to “we”, “our”, “us”, the “Company” or “Aurora”, mean Aurora Cannabis Inc. and our wholly owned subsidiaries, unless the context suggests otherwise.
Unless otherwise indicated, all amounts in this annual report are in Canadian dollars and all references to “$” mean Canadian dollar and references to “U.S. dollars” or “US$” are to United States dollars.
AUDITED FINANCIAL STATEMENTS, MANAGEMENT’S DISCUSSION AND ANALYSIS
AND ANNUAL INFORMATION FORM
The following principal documents are filed as exhibits to, and incorporated by reference into, this Annual Report:

Document	Exhibit No.
Audited consolidated financial statements of the Company and notes thereto as at and for the year ended June 30, 2021, together with the report thereon of the independent registered public accounting firm	99.5
Management’s Discussion and Analysis of the Company for the year ended June 30, 2021 (the “2021 MD&A”)	99.6
Annual Information Form of the Company for the year ended June 30, 2021 (the “AIF”)	99.7

FORWARD-LOOKING STATEMENTS

This Annual Report includes or incorporates by reference certain statements which may constitute “forward-looking information” and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 (collectively, “forward-looking statements” or “FLS”). These forward-looking statements are made as of the date of this Annual Report and the Company does not intend, and does not assume any obligation, to update these FLS, except as required under applicable securities legislation. FLS relate to future events or future performance and reflect Company management’s expectations or beliefs regarding future events. In certain cases, FLS can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved” or the negative of these terms or comparable terminology. By their very nature FLS involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the FLS. The Company provides no assurance that FLS will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on FLS. Certain FLS in this Annual Report and the documents incorporated by reference include, but are not limited to the following:

•pro forma measures including revenue, cash flow, adjusted gross margin before fair value adjustments, expected SG&A run-rates, and grams produced;
•expectations regarding production capacity, costs and yields;
•statements made under the heading “Our Strategy”;
•statements made with respect to the anticipated disposition of legal claims;
•the Company’s ability to execute on its business transformation plan and path to Adjusted EBITDA profitability;

•planned cost efficiencies, including the execution of the Company’s costs savings plan, including, but not limited to, asset consolidation, supply chain efficiency and other reductions in SG&A expenses;
•expectations related to the development and legalization of consumer markets;
•growth opportunities, including the expansion into additional international adult recreational markets;
•the recovery of the Company’s domestic adult recreational segment;
•the continued supply of product into Israel and associated revenue;
•product portfolio and innovation, and associated revenue growth;
•future strategic plans including, but not limited to, M&A in the United States;
•competitive advantages and strengths of medical and regulatory expertise;
•licensing of genetic innovations to other LPs and associated revenue growth;
•expectations regarding biosynthetic production and associated intellectual property; and
•the impact of the COVID-19 pandemic on the Company’s business, operations, capital resources and/or financial results.

Forward looking information or statements contained in this document have been developed based on assumptions management considers to be reasonable. Material factors or assumptions involved in developing forward-looking statements include, without limitation, publicly available information from governmental sources as well as from market research and industry analysis and on assumptions based on data and knowledge of this industry which the Company believes to be reasonable.

Such forward looking statements are estimates reflecting the Company’s best judgment based upon current information and involve a number of risks and uncertainties, and there can be no assurance that other factors will not affect the accuracy of such forward-looking statements. These risks include, but are not limited to, the ability to retain key personnel, the ability to continue investing in infrastructure to support growth, the ability to obtain financing on acceptable terms, the continued quality of our products, customer experience and retention, the development of third party government and non-government consumer sales channels, management’s estimates of consumer demand in Canada and in jurisdictions where the Company exports, expectations of future results and expenses, the availability of additional capital to complete construction projects and facilities improvements, the risk of successful integration of acquired business and operations, management’s estimation that SG&A will grow only in proportion of revenue growth, the ability to expand and maintain distribution capabilities, the impact of competition, the general impact of financial market conditions, the yield from cannabis growing operations, product demand, changes in prices of required commodities, competition, and the possibility for changes in laws, rules, and regulations in the industry, epidemics, pandemics or other public health crises, including the current outbreak of COVID-19, as well as updates provided herein.See also “Description of the Business - Risk Factors” in the AIF. Readers are urged to consider the risks, uncertainties and assumptions carefully in evaluating the forward-looking statements.

Although the Company believes that the expectations conveyed by the forward-looking statements are reasonable based on the information available to the Company on the date hereof, no assurance can be given as to future results, approvals or achievements. Forward-looking statements contained in this Annual Report and in the documents incorporated by reference herein are expressly qualified by this cautionary statement.

This discussion, and the discussion of risk factors contained in the AIF and 2021 MD&A incorporated by reference herein, are not exhaustive of the factors that may affect any of the forward-looking statements or information concerning the Company.
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

CURRENCY
Unless otherwise indicated, all dollar amounts in this Annual Report are in Canadian dollars. The exchange rate of Canadian dollars into United States dollars, on June 30, 2021 based upon the daily exchange rate as quoted by the Bank of Canada was U.S.$1.00 = Cdn$ 1.2394.
CONTROLS AND PROCEDURES
Disclosure Controls and Procedures
The information provided in the section entitled “Internal Controls over Financial Reporting” under the sub-heading “Disclosure Controls and Procedures” contained in the 2021 MD&A filed as Exhibit 99.6 to this Annual Report on Form 40-F is incorporated by reference herein.

Management’s Annual Report on Internal Controls over Financial Reporting
The information provided in the section entitled “Internal Controls over Financial Reporting” under the sub-heading “Management’s Assessment on Internal Control over Financial Reporting” contained in the 2021 MD&A filed as Exhibit 99.6 to this Annual Report on Form 40-F is incorporated by reference herein.

Attestation Report of the Registered Public Accounting Firm
The disclosure provided under the heading “Report of Independent Registered Public Accounting Firm” contained in the Company’s audited annual financial statements filed as Exhibit 99.5 to this Annual Report on Form 40-F is incorporated by reference herein.
Changes in Internal Control over Financial Reporting
The information provided in the section entitled “Internal Controls Over Financial Reporting” under the sub-heading “Material Changes to the Control Environment and Other Matters” contained in the 2021 MD&A filed as Exhibit 99.6 to this Annual Report on Form 40-F is incorporated by reference herein.
CORPORATE GOVERNANCE

The Company’s Board of Directors (the “Board”) is responsible for the Company’s corporate governance and has the following independent designated standing committees: the Nominating and Corporate Governance Committee, the Human Resources and Compensation Committee, the Audit Committee and the Science and Innovation Committee. The charters of each committee can be viewed on the Company’s corporate website at https://investor.auroramj.com/about-aurora/corporate-governance/. In addition, the Company’s Audit Committee Charter is attached as Schedule “A” to the AIF, which is filed as Exhibit 99.7 to this Annual Report.
Nominating and Corporate Governance Committee

The Nominating and Corporate Governance Committee (the “N&CG Committee”) is responsible for screening nominees to the Board. The N&CG Committee annually assesses the skills and qualifications of directors and nominees to ensure the members of the board of directors have the requisite skills and qualifications to meet the current needs of the Company. The N&CG Committee is comprised of Norma Beauchamp (Chair), Ron Funk and Adam Szweras. The Board has determined that all of the members of the N&CG Committee are independent, based on the criteria for independence prescribed by Nasdaq’s director independence standards at Rule 5605(a)(2).
Human Resources and Compensation Committee

The Human Resources and Compensation Committee (the “HR&C Committee”) is responsible for (a) reviewing and approving directors’ and executive compensation based on the Company’s goals and objectives, (b) reviewing and approving the Company’s incentive compensation and equity-based plans and arrangements, and (c) reporting regularly to the Board on the activities of the HR&C Committee. To make its recommendation on directors’ and executive officer compensation, the HR&C Committee takes into account the types of compensation and the amounts paid to directors and executive officers of comparable publicly traded Canadian companies. The HR&C Committee is comprised of Adam Szweras (Chair), Norma Beauchamp, Ron Funk and Margaret Shan Atkins. The Board has determined that all of the members of the HR&C Committee are independent, based on the criteria for independence prescribed by Nasdaq’s director independence standards at Rule 5605(a)(2).

Science and Innovation Committee
The Science and Innovation Committee reviews and discusses with management the Company’s science and innovation strategies, including the full portfolio of initiatives and investments in plant science, human science, analytical science, and product design & formulation and, when appropriate, makes recommendations to the Board. The Science and Innovation Committee is comprised of Lance Friedmann (Chair), Ron Funk and Michael Detlefsen. The Board has determined that all of the members of the Committee are independent, based on the criteria for independence prescribed by Nasdaq’s director independence standards at Rule 5605(a)(2).
AUDIT COMMITTEE
Our Board has established an independent Audit Committee for the purpose of overseeing our accounting and financial reporting processes and the audit of our annual financial statements.
The Audit Committee is comprised of Margaret Shan Atkins (Chair), Ron Funk, Michael Detlefsen and Lance Friedmann. Our Board has determined that the Audit Committee meets the composition requirements set forth in Nasdaq Rule 5605(c)(2)(A), and that each of the members of the Audit Committee is independent as determined under Rule 10A-3 of the Exchange Act and Nasdaq’s director independence standards at Rule 5605(a)(2). All four members of the Audit Committee are financially literate, meaning they are able to read and understand the Company’s financial statements and to understand the breadth and level of complexity of the issues that can reasonably be expected to be raised in the Company’s financial statements.
Audit Committee Financial Experts
Our Board has determined that Margaret Shan Atkins and Michael Detlefsen each qualify as an “audit committee financial expert” (as defined in paragraph (8)(b) of General Instruction B to Form 40-F) and a “financially sophisticated audit committee member” under Nasdaq Rule 5605(c)(2)(A).
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
PRINCIPAL ACCOUNTING FEES AND SERVICES - INDEPENDENT AUDITORS
The following table sets forth information regarding amounts billed to us by our independent auditor for each of our last two fiscal years ended June 30 in Canadian dollars:

Financial Period Ending	Audit Fees ($)(1)	Audit Related Fees ($)(2)	Tax Fees ($)(3)	All Other Fees ($)(4)
2021	3,042,764	—	357,032	—
2020 (5)	3,050,150	37,450	255,010	—
Notes
(1)“Audit Fees” includes fees for the performance of the annual audit and quarterly reviews of the financial statements, which includes the audit of significant transactions and matters, and reviews of prospectus and financing documents including related assistance to underwriters.
(2)“Audit-Related Fees” includes fees for assurance or accounting related services that have not been reflected under (1).
(3)“Tax Fees” includes fees for tax compliance, tax planning, tax structuring and tax advice.
(4)“All Other Fees” refers to fees for ad hoc projects, which include reviews of prospectus and financing documents..

(5)Fees related to prospectus and related assistance to underwriters of $193,670 were reclassified from Audit Related Fees to Audit Fees to conform with current period’s presentation.
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
CODE OF ETHICS
We have adopted a Code of Business Conduct and Ethics (the “Code”) that applies to our officers (including without limitation, the CEO, CFO and other high-ranking executive officers), employees and directors of the Company and its subsidiaries and promotes, among other things, honest and ethical conduct. The Code meets the requirements for a “code of ethics” within the meaning of that term under Form 40-F. The Code of Ethics was last reviewed and approved by the Company’s Board of Directors on June 21, 2021. The Code is available under the Company’s profile on www.SEDAR.com and on the Company’s website at https://investor.auroramj.com/about-aurora/corporate-governance/.

During the fiscal year ended June 30, 2021, no material amendment was made to the Code which would be required to be disclosed pursuant to Paragraph 9 of General Instruction B, and no waivers of the Code were granted to any principal officer of the Company or any person performing similar functions.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following table lists, as of June 30, 2021, information with respect to the Company’s known contractual obligations (in thousands):

		Payments due by period
	Total ($)	Less than one year ($)	1 - 3 years ($)	3 - 5 years ($)	More than 5 years ($)
Long-Term Debt Obligations (1)	498,229	23,522	474,707	—	—
Lease Obligations	144,034	10,227	26,352	20,902	86,553
Contingent Consideration (2)	31,240	31,240	—	—	—
Purchase Obligations (3)	15,696	6,571	7,231	1,894	—
Other long-term liabilities (4)	92,043	—	91,939	—	104
Total	781,242	71,560	600,229	22,796	86,657

Notes:
(1)Long-term debt obligations include principal and interest on convertible debentures.
(2)Contingent consideration represents the gross amount estimated to be paid out on achievement of future performance milestones related to acquisitions.
(3)Purchase obligations include capital commitments, purchase commitments relating to a manufacturing agreement for the encapsulation of softgels, and retention payments associated with the acquisition of Reliva LLC.
(4)Other long-term liabilities reflected on the balance sheet as at June 30, 2021, includes derivative liabilities and other long-term liabilities.
NOTICES PURSUANT TO REGULATION BTR
There were no notices required by Rule 104 of Regulation BTR that the Company sent during the year ended June 30, 2021 concerning any equity security subject to a blackout period under Rule 101 of Regulation BTR.
NASDAQ CORPORATE GOVERNANCE
Our common shares are quoted for trading on Nasdaq under the symbol “ACB”. Nasdaq Rule 5615(a)(3) permits a foreign private issuer to follow its home country practice in lieu of the Nasdaq corporate governance requirements if such issuer, amongst other requirements, makes appropriate disclosure in its annual report filed with the SEC relating to each requirement of Rule 5600 that it does not follow including a brief statement of the home country practice it follows in lieu of such Nasdaq corporate governance requirements.
Our governance practices differ from those followed by domestic companies pursuant to Rule 5600 of the Nasdaq Rules in the following way:
Shareholder Meeting Quorum Requirement: Rule 5620(c) requires that each listed company provide for a quorum for any meeting of the holders of the listed company’s common stock that is not less than 33 1/3% of the listed company’s outstanding shares of common stock entitled to vote. The Company’s quorum requirement is set forth in its Articles, which states that a quorum for a meeting of shareholders of the Company is present if there are two persons who are, or who represent by proxy, one or more shareholders who, in the aggregate, hold at least five percent of the issued common shares.

The foregoing is consistent with the laws, customs, and practices in Canada.
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

Date: September 27, 2021	AURORA CANNABIS INC.
	By	/s/ Glen Ibbott
Glen Ibbott Chief Financial Officer

EXHIBIT INDEX

Exhibit Number	Exhibit Description

99.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
99.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
99.3	Certification of Chief Executive Officer pursuant to Rule 13a-14(b) of the Exchange Act and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.4	Certification of Chief Financial Officer pursuant to Rule 13a-14(b) of the Exchange Act and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.5	Audited consolidated financial statements of the Company and notes thereto as at and for the year ended June 30, 2021, together with the report thereon of the independent auditor
99.6	Management’s Discussion and Analysis for the year ended June 30, 2021
99.7	Annual Information Form of the Company for the year ended June 30, 2021
99.8	Consent of KPMG LLP
101.INS	XBRL Instance
101.SCH	XBRL Taxonomy Extension Schema
101.CAL	XBRL Taxonomy Extension Calculation Linkbase
101.DEF	XBRL Taxonomy Extension Definition Linkbase
101.LAB	XBRL Taxonomy Extension Label Linkbase
101.PRE	XBRL Taxonomy Extension Presentation Linkbase