Form 40-F
period 2022-06-30
AURORA CANNABIS INC
filed 2022-09-21
CIK 1683541

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 40-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934
☒	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 30, 2022	Commission File Number: 001-38691
AURORA CANNABIS INC.
(Exact name of Registrant as specified in its charter)

British Columbia, Canada	2833	N/A
(Province or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code)	(I.R.S. Employer Identification No.)

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
Indicate the number of outstanding shares of each of the Registrant’s classes of capital or common stock as of the close of the period covered by the annual report: 297,772,238
Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

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
AUDITED FINANCIAL STATEMENTS, MANAGEMENT’S DISCUSSION AND ANALYSIS
AND ANNUAL INFORMATION FORM
The following principal documents are filed as exhibits to, and incorporated by reference into, this Annual Report:

Document	Exhibit No.
Audited consolidated financial statements of the Company and notes thereto as at and for the year ended June 30, 2022, together with the report thereon of the independent registered public accounting firm	99.5
Management’s Discussion and Analysis of the Company for the year ended June 30, 2022 (the “MD&A”)	99.6
Annual Information Form of the Company for the year ended June 30, 2022 (the “AIF”)	99.7

FORWARD-LOOKING STATEMENTS

This Annual Report includes or incorporates by reference certain statements which may constitute “forward-looking information” and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 (collectively, “forward-looking statements” or “FLS”). These forward-looking statements are made as of the date of this Annual Report and the Company does not intend, and does not assume any obligation, to update these FLS, except as required under applicable securities legislation. FLS relate to future events or future performance and reflect Company management’s expectations or beliefs regarding future events. In certain cases, FLS can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved” or the negative of these terms or comparable terminology. By their very nature FLS involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the FLS. The Company provides no assurance that FLS will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on FLS. Certain FLS in this Annual Report and the documents incorporated by reference include, but are not limited to the following:

•pro forma measures including revenue, cash flow, adjusted gross margin before fair value adjustments, expected selling, general and administrative (“SG&A”) run-rates, and grams produced;
•the strategy of the Company and other matters discussed under the heading “Our Strategy”;
•the anticipated disposition of legal claims disclosed under the heading “Legal Proceedings and Regulatory Actions”;
•the Company’s ability to execute on its business transformation plan and path to Adjusted EBITDA profitability;

•planned cost efficiencies, including the execution of the Company’s costs savings plan, including, but not limited to, asset consolidation, supply chain efficiency and other reductions in SG&A expenses;
•expectations related to the development and legalization of adult recreational markets;
•growth opportunities, including the expansion into additional international adult recreational markets;
•product portfolio and innovation, and associated revenue growth;
•future strategic plans;
•competitive advantages and strengths of medical and regulatory expertise;
•licensing of genetic innovations to other LPs and associated revenue growth;
•expectations regarding biosynthetic production and associated intellectual property;
•the acquisition of Thrive and associated benefits including, but not limited to, the acceleration of the repositioning of the Company’s consumer business;
•the majority investment in Bevo Farms and associated benefits, including repurposing of the Aurora Sky facility; and
•the impact of the COVID-19 pandemic on the Company’s business, operations, capital resources and/or financial results.

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

CURRENCY
Unless otherwise indicated, all dollar amounts in this Annual Report are in Canadian dollars. The exchange rate of Canadian dollars into United States dollars, on June 30, 2022 based upon the daily exchange rate as quoted by the Bank of Canada was U.S.$1.00 = $1.2886.
CONTROLS AND PROCEDURES
Disclosure Controls and Procedures
The information provided in the section entitled “Internal Controls over Financial Reporting” under the sub-heading “Disclosure Controls and Procedures” contained in the MD&A filed as Exhibit 99.6 to this Annual Report on Form 40-F is incorporated by reference herein.

Management’s Annual Report on Internal Controls over Financial Reporting
The information provided in the section entitled “Internal Controls over Financial Reporting” under the sub-heading “Management’s Assessment on Internal Control over Financial Reporting” contained in the MD&A filed as Exhibit 99.6 to this Annual Report on Form 40-F is incorporated by reference herein.

Attestation Report of the Registered Public Accounting Firm
The disclosure provided under the heading “Report of Independent Registered Public Accounting Firm” contained in the Company’s audited annual financial statements filed as Exhibit 99.5 to this Annual Report on Form 40-F is incorporated by reference herein.
Changes in Internal Controls over Financial Reporting
The information provided in the section entitled “Internal Controls Over Financial Reporting” under the sub-heading “Changes in Internal Controls over Financial Reporting” contained in the MD&A filed as Exhibit 99.6 to this Annual Report on Form 40-F is incorporated by reference herein.
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
Nominating and Corporate Governance Committee

The Nominating and Corporate Governance Committee (the “N&CGC”) is responsible for screening nominees to the Board. The N&CGC annually assesses the skills and qualifications of directors and nominees to ensure the members of the board of directors have the requisite skills and qualifications to meet the current needs of the Company. The N&CGC is comprised of Norma Beauchamp (Chair), Ron Funk, Adam Szweras and Chitwant Kohli. The Board has determined that all of the members of the N&CGC are independent, based on the criteria for independence prescribed by Nasdaq’s director independence standards at Rule 5605(a)(2).
Human Resources and Compensation Committee

The Human Resources and Compensation Committee (the “HRCC”) is responsible for (a) reviewing and approving directors’ and executive compensation based on the Company’s goals and objectives, (b) reviewing and approving the Company’s incentive compensation and equity-based plans and arrangements, and (c) reporting regularly to the Board on the activities of the HRCC. To make its recommendation on directors’ and executive officer compensation, the HRCC takes into account the types of compensation and the amounts paid to directors and executive officers of comparable publicly traded Canadian companies. The HRCC is comprised of Theresa Firestone (Chair), Norma Beauchamp, Adam Szweras and Shan Atkins. The Board has determined that all of the members of the HRCC are independent, based on the criteria for independence prescribed by Nasdaq’s director independence standards at Rule 5605(a)(2).

Science and Innovation Committee
The Science and Innovation Committee (“S&I Committee”) reviews and discusses with management the Company’s science and innovation strategies, including the full portfolio of initiatives and investments in plant science, human science, analytical science, and product design & formulation and, when appropriate, makes recommendations to the Board. The S&I Committee is comprised of Lance Friedmann (Chair), Theresa Firestone and Michael Singer. The Board has determined that a majority of the members of the S&I Committee are independent, based on the criteria for independence prescribed by Nasdaq’s director independence standards at Rule 5605(a)(2). Mr. Singer is not considered independent as a result of his former roles as Interim Chief Executive Officer and Executive Chairman.
AUDIT COMMITTEE
Our Board has established an independent Audit Committee for the purpose of overseeing our accounting and financial reporting processes and the audit of our annual financial statements.
The Audit Committee is comprised of Shan Atkins (Chair), Ron Funk, Lance Friedmann and Chitwant Kohli. The Board has determined that the Audit Committee meets the composition requirements set forth in Nasdaq Rule 5605(c)(2)(A), and that each of the members of the Audit Committee is independent as determined under Rule 10A-3 of the Exchange Act and Nasdaq’s director independence standards at Rule 5605(a)(2). All four members of the Audit Committee are financially literate, meaning they are able to read and understand the Company’s financial statements and to understand the breadth and level of complexity of the issues that can reasonably be expected to be raised in the Company’s financial statements.
Audit Committee Financial Experts
The Board has determined that Shan Atkins and Chitwant Kohli each qualify as an “audit committee financial expert” (as defined in paragraph (8)(b) of General Instruction B to Form 40-F) and a “financially sophisticated audit committee member” under Nasdaq Rule 5605(c)(2)(A).
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
PRINCIPAL ACCOUNTING FEES AND SERVICES - INDEPENDENT AUDITORS
KPMG LLP, of Vancouver, British Columbia, Canada, Audit Firm I.D.:85, (“KPMG”) acted as our independent registered public accounting firm for the fiscal years ended June 30, 2022 and 2021.
The following table sets forth information regarding amounts billed to us by KPMG for each of our last two fiscal years ended June 30 in Canadian dollars:

Financial Period Ending	Audit Fees ($)(1)	Audit Related Fees ($)(2)	Tax Fees ($)(3)	All Other Fees ($)(4)
2022	4,378,890	—	255,944	32,800
2021	3,042,764	—	357,032	—

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
(3)“Tax Fees” includes fees for tax compliance, and tax advice.
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
OFF-BALANCE SHEET ARRANGEMENTS
The information provided in the section entitled “Internal Controls Over Financial Reporting” under the sub-heading “Changes in Internal Controls over Financial Reporting” contained in the MD&A filed as Exhibit 99.6 to this Annual Report on Form 40-F is incorporated by reference herein.
CODE OF ETHICS
We have adopted a Code of Business Conduct and Ethics (the “Code”) that applies to our officers (including without limitation, the CEO, CFO and other high-ranking executive officers), employees and directors of the Company and its subsidiaries and promotes, among other things, honest and ethical conduct. The Code meets the requirements for a “code of ethics” within the meaning of that term under Form 40-F. The Code was last reviewed and approved by the Company’s Board of Directors on June 29, 2022. The Code is available under the Company’s profile on www.SEDAR.com and on the Company’s website at https://investor.auroramj.com/about-aurora/corporate-governance/.

During the fiscal year ended June 30, 2022, no material amendment was made to the Code which would be required to be disclosed pursuant to Paragraph 9 of General Instruction B, and no waivers of the Code were granted to any principal officer of the Company or any person performing similar functions.

NOTICES PURSUANT TO REGULATION BTR
There were no notices required by Rule 104 of Regulation BTR that the Company sent during the year ended June 30, 2022 concerning any equity security subject to a blackout period under Rule 101 of Regulation BTR.
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

Shareholder Approval Requirements: In certain instances, Nasdaq Listing Rule 5635 requires each issuer to obtain shareholder approval prior to an issuance of securities in connection with: (i) the acquisition of the stock or assets of another company; (ii) equity-based compensation of officers, directors, employees or consultants; (iii) a change of control; and (iv) transactions other than public offerings. The Company does not follow this Nasdaq Listing Rule. Instead, the Company complies with home country practice, which has different requirements for shareholder approval (including, in certain instances, not requiring any shareholder approval) in connection with issuances of securities in the circumstances listed above.

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

Date: September 20, 2022	AURORA CANNABIS INC.
	By	(signed) “Glen Ibbott”
Glen Ibbott Chief Financial Officer

EXHIBIT INDEX

Exhibit Number	Exhibit Description

99.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
99.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
99.3	Certification of Chief Executive Officer pursuant to Rule 13a-14(b) of the Exchange Act and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.4	Certification of Chief Financial Officer pursuant to Rule 13a-14(b) of the Exchange Act and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.5	Audited consolidated financial statements of the Company and notes thereto as at and for the year ended June 30, 2022, together with the report thereon of the independent auditor
99.6	Management’s Discussion and Analysis for the year ended June 30, 2022
99.7	Annual Information Form of the Company for the year ended June 30, 2022
99.8	Consent of KPMG LLP
101.INS	XBRL Instance
101.SCH	XBRL Taxonomy Extension Schema
101.CAL	XBRL Taxonomy Extension Calculation Linkbase
101.DEF	XBRL Taxonomy Extension Definition Linkbase
101.LAB	XBRL Taxonomy Extension Label Linkbase
101.PRE	XBRL Taxonomy Extension Presentation Linkbase