Form 40-F
period 2023-03-31
AURORA CANNABIS INC
filed 2023-06-14
CIK 1683541

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 40-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934
☒	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the nine month fiscal period ended March 31, 2023	Commission File Number: 001-38691
AURORA CANNABIS INC.
(Exact name of Registrant as specified in its charter)

British Columbia, Canada	2833	N/A
(Province or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code)	(I.R.S. Employer Identification No.)

3498 63 Avenue ,
Leduc, Alberta, T9E 0G8
Tel: 1-855-279-4652
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
Indicate the number of outstanding shares of each of the Registrant’s classes of capital or common stock as of the close of the period covered by the annual report: 345,269,310
Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

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
AUDITED FINANCIAL STATEMENTS, MANAGEMENT’S DISCUSSION AND ANALYSIS
AND ANNUAL INFORMATION FORM
The following principal documents are filed as exhibits to, and incorporated by reference into, this Annual Report:

Document	Exhibit No.
Audited consolidated financial statements of the Company and notes thereto as at and for the nine month fiscal period ended March 31, 2023, together with the report thereon of the independent registered public accounting firm*	99.5
Management’s Discussion and Analysis of the Company for the nine month fiscal period ended March 31, 2023 (the ““MD&A”)*	99.6
Annual Information Form of the Company for the nine month fiscal period ended March 31, 2023 (the “AIF”)*	99.7
•The company changed its fiscal year from June 30 to March 31 during the period covered by this Annual Report.
FORWARD-LOOKING STATEMENTS

This Annual Report includes or incorporates by reference certain statements which may constitute “forward-looking information and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 (collectively, “forward-looking statements” or “FLS”). These forward-looking statements are made as of the date of this Annual Report and the Company does not intend, and does not assume any obligation, to update these FLS, except as required under applicable securities legislation. FLS relate to future events or future performance and reflect Company management’s expectations or beliefs regarding future events. In certain cases, FLS can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved” or the negative of these terms or comparable terminology. By their very nature FLS involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the FLS. The Company provides no assurance that FLS will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on FLS. Certain FLS in this Annual Report and the documents incorporated by reference include, but are not limited to the following:

•pro forma measures including revenue, cash flow, adjusted gross margin before fair value adjustments, expected selling, general and administrative (“SG&A”) run-rates, and grams produced;
•the strategy of the Company and other matters discussed under the heading “Our Strategy”;
•the anticipated disposition of legal claims disclosed under the heading “Legal Proceedings and Regulatory Actions”;
•the Company’s ability to deliver positive EBITDA and operating cash flow;
•the Company’s ability to fund operations until the Company is cash flow positive;

•planned cost efficiencies, including, but not limited to, operational efficiencies and other reductions in SG&A expenses;
•expectations related to the development and legalization of adult recreational and medical markets;
•growth opportunities, including the expansion into additional international adult recreational markets;
•expectations related to the Company’s ability to participate in the adult recreational market in Germany when it opens;
•the Company’s product portfolio and innovation;
•competitive advantages including, but not limited to, medical and scientific leadership, multi-jurisdictional regulatory expertise, and the Company’s ongoing investment in cannabis breeding and genetics;
•expectations regarding biosynthetic production and associated intellectual property;
•the acquisition of Thrive and associated benefits;
•the acquisition of a majority stake in Bevo and associated benefits; and
•the impact of the COVID-19 pandemic on the Company’s business, operations, capital resources and/or financial results.

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

CURRENCY
Unless otherwise indicated, all dollar amounts in this Annual Report are in Canadian dollars. The exchange rate of Canadian dollars into United States dollars, on March 31, 2023 based upon the daily exchange rate as quoted by the Bank of Canada was U.S.$1.00 = $1.3533.
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
CORPORATE GOVERNANCE

The Company’s Board of Directors (the “Board”) is responsible for the Company’s corporate governance and has the following independent designated standing committees: the Nominating and Corporate Governance Committee, the Human Resources and Compensation Committee and the Audit Committee. The charters of each committee can be viewed on the Company’s corporate website at https://www.auroramj.com/investors/corporate-governance/. In addition, the Company’s Audit Committee Charter is attached as Schedule “A” to the AIF, which is filed as Exhibit 99.7 to this Annual Report.
Nominating and Corporate Governance Committee

The Nominating and Corporate Governance Committee (the “N&CGC”) is responsible for screening nominees to the Board, and it annually assesses the skills and qualifications of directors and nominees to ensure the Board members have the skills and qualifications appropriate to the current needs of the Company. In addition, the N&CGC annually reviews the Board skills matrix, committee charters and Board policies, oversees Board effectiveness processes and director onboarding and education, and is responsible for overseeing and monitoring the Company’s approach, policies and practices related to environmental, social and governance, or ESG, matters. The N&CGC is comprised of Norma Beauchamp (Chair), Ron Funk, Chitwant Kohli, Adam Szweras and Lance Friedmann. The Board has determined that all of the members of the N&CGC are independent, based on the criteria for independence prescribed by Nasdaq’s director independence standards at Rule 5605(a)(2).
Human Resources and Compensation Committee

The Human Resources and Compensation Committee (the “HRCC”) is responsible for (a) reviewing and approving directors’ and executive compensation based on the Company’s goals and objectives, (b) reviewing and approving the Company’s incentive compensation and equity-based plans and arrangements, and (c) reporting regularly to the Board on the activities of the HRCC. To make its recommendation on directors’ and executive officer compensation, the HRCC takes into account the types of compensation and the amounts paid to directors and executive officers of comparable publicly traded Canadian companies. The HRCC is comprised of Theresa Firestone (Chair), Adam Szweras, Shan Atkins and Lance Friedmann. The Board has determined that all of the members of the HRCC are independent, based on the criteria for independence prescribed by Nasdaq’s director independence standards at Rule 5605(a)(2).

AUDIT COMMITTEE

Our Board has established an independent Audit Committee for the purpose of overseeing our accounting and financial reporting processes and the audit of our annual financial statements.

The Audit Committee is comprised of Shan Atkins (Chair), Ron Funk, Chitwant Kohli, Theresa Firestone and Norma Beauchamp. The Board has determined that the Audit Committee meets the composition requirements set forth in Nasdaq Rule 5605(c)(2)(A), and that each of the members of the Audit Committee is independent as determined under Rule 10A-3 of the Exchange Act and Nasdaq’s director independence standards at Rule 5605(a)(2). All five members of the Audit Committee are financially literate, meaning they are able to read and understand the Company’s financial statements and to understand the breadth and level of complexity of the issues that can reasonably be expected to be raised in the Company’s financial statements.
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
PRINCIPAL ACCOUNTING FEES AND SERVICES - INDEPENDENT AUDITORS
KPMG LLP, of Vancouver, British Columbia, Canada, Audit Firm I.D.:85, (“KPMG”) acted as our independent registered public accounting firm for the fiscal periods ended March 31, 2023 and June 30, 2022.
The following table sets forth information regarding amounts billed to us by KPMG for each of our last two fiscal periods in Canadian dollars:

Financial Period Ending	Audit Fees ($)(2)	Audit Related Fees ($)(3)	Tax Fees ($)(4)	All Other Fees ($)(5)
March 31, 2023(1)	3,388,832	—	356,438	—
June 30, 2022	4,378,890	—	255,944	32,800
Notes
(1)The Company changed its fiscal year end from June 30 to March 31 during the period covered by this Annual Report and, as such, the figures in this row represent information for the nine (9) months ended March 31, 2023.
(2)“Audit Fees” includes fees for the performance of the annual audit and quarterly reviews of the financial statements, which includes the audit of significant transactions and matters, and reviews of prospectus and financing documents including related assistance to underwriters.
(3)“Audit-Related Fees” includes fees for assurance or accounting related services that have not been reflected under (1).
(4)“Tax Fees” includes fees for tax compliance and tax advice.
(5)“All Other Fees” refers to fees for ad hoc projects, which include reviews of prospectus and financing documents.

Audit Committee Pre-Approval Polices

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
CODE OF ETHICS

We have adopted a Code of Business Conduct and Ethics (the “Code”) that applies to our officers (including without limitation, the CEO, CFO and other high-ranking executive officers), employees and directors of the Company and its subsidiaries and promotes, among other things, honest and ethical conduct. The Code meets the requirements for a “code of ethics” within the meaning of that term under Form 40-F. The Code was last reviewed and approved by the Company’s Board of Directors on March 29, 2023. The Code is available under the Company’s profile on www.SEDAR.com and on the Company’s website at https://investor.auroramj.com/about-aurora/corporate-governance/.

During the nine month fiscal period ended March 31, 2023, no material amendment was made to the Code which would be required to be disclosed pursuant to Paragraph 9 of General Instruction B, and no waivers of the Code were granted to any principal officer of the Company or any person performing similar functions.

NOTICES PURSUANT TO REGULATION BTR
There were no notices required by Rule 104 of Regulation BTR that the Company sent during the nine month period fiscal period ended March 31, 2023 concerning any equity security subject to a blackout period under Rule 101 of Regulation BTR.
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

EXHIBIT INDEX

Exhibit Number	Exhibit Description
99.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
99.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
99.3	Certification of Chief Executive Officer pursuant to Rule 13a-14(b) of the Exchange Act and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.4	Certification of Chief Financial Officer pursuant to Rule 13a-14(b) of the Exchange Act and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.5	Audited consolidated financial statements of the Company and notes thereto as at and for the nine months ended March 31, 2023, together with the report thereon of the independent auditor
99.6	Management’s Discussion and Analysis for the nine months ended March 31, 2023
99.7	Annual Information Form of the Company for the nine months ended March 31, 2023
99.8	Consent of KPMG LLP
101	Interactive Data File (formatted as Inline XBRL)
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

[signature page follows]

SIGNATURES
Pursuant to the requirements of the Exchange Act, the Company certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 14, 2023	AURORA CANNABIS INC.
	By	(signed) “Glen Ibbott”
Glen Ibbott Chief Financial Officer