Form 40-F
period 2024-03-31
AURORA CANNABIS INC
filed 2024-06-20
CIK 1683541

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 40-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934
☒	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the financial year ended March 31, 2024	Commission File Number: 001-38691
AURORA CANNABIS INC.
(Exact name of Registrant as specified in its charter)

British Columbia, Canada	2833	N/A
(Province or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code)	(I.R.S. Employer Identification No.)

2207 90B St. SW
Edmonton, Alberta, T6X 1V8
Tel: 1-855-279-4652
(Address and telephone number of Registrant’s principal executive offices)

CORPORATION SERVICE COMPANY
251 Little Falls Drive
County of New Castle
Wilmington, Delaware 19808
Tel: 1-800-927-9800
(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)
Securities registered or to be registered pursuant to section 12(b) of the Act:

Title of Each Class	Trading Symbol(s)	Name of Each Exchange on Which Registered
Common Shares, no par value	ACB	Nasdaq Capital Market
Rights to purchase Common Shares, without par value
Securities registered or to be registered pursuant to Section 12(g) of the Act: None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None
For annual reports, indicate by check mark the information filed with this Form:

☒	Annual Information Form	☒	Audited Annual Financial Statements
Indicate the number of outstanding shares of each of the Registrant’s classes of capital or common stock as of the close of the period covered by the annual report: 54,545,797
Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the Registrant included in the filing reflect the correction of an error to previously issued financial statements. ☒

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the Registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☒

ii

INTRODUCTORY INFORMATION
Aurora Cannabis Inc. (the “Company” or “Aurora”) is a “foreign private issuer” as defined in Rule 3b-4 under Securities Exchange Act of 1934, as amended (the “Exchange Act”), and is a Canadian issuer eligible to file its annual report pursuant to Section 13 of the Exchange Act on Form 40-F pursuant to the multi-jurisdictional disclosure system (the “MJDS”) adopted by the United States Securities and Exchange Commission (the “SEC”). The Company’s common shares are listed on the Toronto Stock Exchange and the Nasdaq Capital Market (“Nasdaq”) under the trading symbol “ACB”.
In this annual report, references to “we”, “our”, “us”, the “Company” or “Aurora”, mean Aurora Cannabis Inc. and our wholly owned subsidiaries, unless the context suggests otherwise.
Unless otherwise indicated, all amounts in this annual report are in Canadian dollars and all references to “$” mean Canadian dollar and references to “U.S. dollars” or “US$” are to United States dollars.
AUDITED FINANCIAL STATEMENTS, MANAGEMENT’S DISCUSSION AND ANALYSIS
AND ANNUAL INFORMATION FORM
The following principal documents are filed as exhibits to, and incorporated by reference into, this Annual Report:

Document	Exhibit No.
Audited consolidated financial statements of the Company and notes thereto as at and for the financial year ended March 31, 2024, together with the reports thereon of the independent registered public accounting firm	99.5
Management’s Discussion and Analysis of the Company for the financial year ended March 31, 2024 (the “MD&A”)*	99.6
Annual Information Form of the Company for the financial year ended March 31, 2024 (the “AIF”)	99.7

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
•the acquisitions of Thrive, Bevo and MedReleaf Australia, and associated benefits and impact on future business results.

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

Such forward looking statements are estimates reflecting the Company’s best judgment based upon current information and involve a number of risks and uncertainties, and there can be no assurance that other factors will not affect the accuracy of such forward-looking statements. These risks include, but are not limited to, the ability to retain key personnel, the ability to continue investing in infrastructure to support growth, the ability to obtain financing on acceptable terms, the continued quality of our products, customer experience and retention, the development of third party government and non-government consumer sales channels, management’s estimates of consumer demand in Canada and in jurisdictions where the Company exports, expectations of future results and expenses, the availability of additional capital to complete construction projects and facilities improvements, the risk of successful integration of acquired business and operations, management’s estimation that SG&A will grow only in proportion of revenue growth, the ability to expand and maintain distribution capabilities, the impact of competition, the general impact of financial market conditions, the yield from cannabis growing operations, product demand, changes in prices of required commodities, competition, and the possibility for changes in laws, rules, and regulations in the industry, epidemics, pandemics or other public health crises, as well as updates provided herein. See also “Description of the Business - Risk Factors” in the AIF. Readers are urged to consider the risks, uncertainties and assumptions carefully in evaluating the forward-looking statements.

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

CURRENCY
Unless otherwise indicated, all dollar amounts in this Annual Report are in Canadian dollars. The exchange rate of Canadian dollars into United States dollars, on March 28, 2024 (being the last business day before the year ended March 31, 2024) based upon the daily exchange rate as quoted by the Bank of Canada was U.S.$1.00 = $1.3550.
CONTROLS AND PROCEDURES
Disclosure Controls and Procedures

The information provided in the section entitled “Disclosure Controls and Procedures and Internal Controls over Financial Reporting” under the sub-heading “Disclosure Controls and Procedures” contained in the MD&A filed as Exhibit 99.6 to this Annual Report on Form 40-F is incorporated by reference herein.

Management’s Annual Report on Internal Controls over Financial Reporting

The information provided in the section entitled “Disclosure Controls and Procedures and Internal Controls over Financial Reporting” under the sub-heading “Management’s Assessment on Internal Control over Financial Reporting” contained in the MD&A filed as Exhibit 99.6 to this Annual Report on Form 40-F is incorporated by reference herein.

Attestation Report of the Registered Public Accounting Firm
The disclosure provided under the heading “Report of Independent Registered Public Accounting Firm” contained in the Company’s audited annual financial statements filed as Exhibit 99.5 to this Annual Report on Form 40-F is incorporated by reference herein.
Changes in Internal Controls over Financial Reporting

The information provided in the section entitled “Disclosure Controls and Procedures and Internal Controls Over Financial Reporting” under the sub-heading “Changes to Internal Controls over Financial Reporting” contained in the MD&A filed as Exhibit 99.6 to this Annual Report on Form 40-F is incorporated by reference herein.
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
Nominating and Corporate Governance Committee

The Nominating and Corporate Governance Committee (the “N&CGC”) is responsible for screening nominees to the Board, and it annually assesses the skills and qualifications of directors and nominees to ensure the Board members have the skills and qualifications appropriate to the current needs of the Company. In addition, the N&CGC annually reviews the Board skills matrix, committee charters and Board policies, oversees Board effectiveness processes and director onboarding and education, and is responsible for overseeing and monitoring the Company’s approach, policies and practices related to environmental, social and governance, or ESG, matters. The N&CGC is comprised of Norma Beauchamp (Chair), Ron Funk, Chitwant Kohli, Adam Szweras. The Board has determined that all of the members of the N&CGC are independent, based on the criteria for independence prescribed by Nasdaq’s director independence standards at Rule 5605(a)(2).
Human Resources and Compensation Committee

The Human Resources and Compensation Committee (the “HRCC”) is responsible for (a) reviewing and approving directors’ and executive compensation based on the Company’s goals and objectives, (b) reviewing and approving the Company’s incentive compensation and equity-based plans and arrangements (c) executive succession planning; and (d) reporting regularly to the Board on the activities of the HRCC. To make its recommendation on directors’ and executive officer compensation, the HRCC takes into account the types of compensation and the amounts paid to directors and executive officers of comparable publicly traded Canadian companies. The HRCC is comprised of

Theresa Firestone (Chair), Adam Szweras, and Ron Funk. The Board has determined that all of the members of the HRCC are independent, based on the criteria for independence prescribed by Nasdaq’s director independence standards at Rule 5605(a)(2).
AUDIT COMMITTEE

Our Board has established an independent Audit Committee for the purpose of overseeing our accounting and financial reporting processes and the audit of our annual financial statements.

The Audit Committee is comprised of Chitwant Kohli (Chair), Ron Funk, Theresa Firestone and Norma Beauchamp. The Board has determined that the Audit Committee meets the composition requirements set forth in Nasdaq Rule 5605(c)(2)(A), and that each of the members of the Audit Committee is independent as determined under Rule 10A-3 of the Exchange Act and Nasdaq’s director independence standards at Rule 5605(a)(2). All four members of the Audit Committee are financially literate, meaning they are able to read and understand the Company’s financial statements and to understand the breadth and level of complexity of the issues that can reasonably be expected to be raised in the Company’s financial statements.
Audit Committee Financial Experts
The Board has determined that Shan Atkins and Chitwant Kohli qualifies as an “Audit Committee financial expert” (as defined in paragraph (8)(b) of General Instruction B to Form 40-F) and a “financially sophisticated Audit Committee member” under Nasdaq Rule 5605(c)(2)(A).
PRE-APPROVAL OF AUDIT AND NON-AUDIT SERVICES PROVIDED BY
INDEPENDENT AUDITOR
The Audit Committee Charter sets out responsibilities regarding the provision of non-audit services by the Company’s external auditor and requires the Audit Committee to pre-approve all permitted non-audit services to be provided by the Company’s external auditor, in accordance with applicable law.
PRINCIPAL ACCOUNTING FEES AND SERVICES - INDEPENDENT AUDITOR
KPMG LLP, of Vancouver, British Columbia, Canada (Audit Firm I.D.:85) (“KPMG”), acted as our independent registered public accounting firm for the fiscal periods ended March 31, 2024 and March 31, 2023.
The following table sets forth information regarding amounts billed to us by KPMG for each of our last two fiscal periods in Canadian dollars:

Financial Period Ending	Audit Fees ($)(2)	Audit Related Fees ($)(3)	Tax Fees ($)(4)	All Other Fees ($)(5)
March 31, 2024	3,536,677	—	271,887	—
March 31, 2023(1)	3,388,832	—	356,438	—
Notes
(1)The Company changed its fiscal year end from June 30 to March 31 during this period and, as such, the figures in this row represent information for the nine (9) months ended March 31, 2023.
(2)“Audit Fees” includes fees for the performance of the annual audit and quarterly reviews of the financial statements, which includes the audit of significant transactions and matters, and reviews of prospectus and financing documents including related assistance to underwriters.
(3)“Audit-Related Fees” includes fees for assurance or accounting related services that have not been reflected under(2).
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
CODE OF ETHICS

We have adopted a Code of Business Conduct and Ethics (the “Code”) that applies to our officers (including without limitation, the CEO, CFO and other high-ranking executive officers), employees and directors of the Company and its subsidiaries and promotes, among other things, honest and ethical conduct. The Code meets the requirements for a “code of ethics” within the meaning of that term under Form 40-F. The Code was last reviewed and approved by the Company’s Board of Directors on March 21, 2024. The Code is available under the Company’s profile on www.SEDAR.com and on the Company’s website at https://investor.auroramj.com/about-aurora/corporate-governance/.

During the financial year ended March 31, 2024, no material amendment was made to the Code which would be required to be disclosed pursuant to Paragraph 9 of General Instruction B, and no waivers of the Code were granted to any principal officer of the Company or any person performing similar functions.

NOTICES PURSUANT TO REGULATION BTR
There were no notices required by Rule 104 of Regulation BTR that the Company sent during the financial year ended March 31, 2024 concerning any equity security subject to a blackout period under Rule 101 of Regulation BTR.
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

CORRECTION OF PREVIOUSLY ISSUED FINANCIAL STATEMENTS

The audited consolidated financial statements included as Exhibit 99.5 reflect the correction of an overstatement in accounts payable and accrued liabilities, specifically relating to the goods received not invoiced accrual, with a corresponding overstatement to cost of sales. See note 2(i) in the audited consolidated financial statements for additional information. The Company concluded that the differences were not material to its previously issued financial statements but, nevertheless, has determined it is appropriate to correct the disclosures in the comparative disclosures in note 2(i) in the audited consolidated financial statements. The corrections, which result in reductions in the Company’s cost of sales, have no adverse impact on the metrics used in the Company’s performance-based compensation arrangements. Therefore, the Company concluded that no recovery was required under the Company’s executive compensation clawback policy attached to this Form 40-F as Exhibit 97.
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

EXHIBIT INDEX

Exhibit Number	Exhibit Description
97	Clawback Policy
99.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
99.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
99.3	Certification of Chief Executive Officer pursuant to Rule 13a-14(b) of the Exchange Act and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.4	Certification of Chief Financial Officer pursuant to Rule 13a-14(b) of the Exchange Act and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.5	Audited consolidated financial statements of the Company and notes thereto as at and for the financial year ended March 31, 2024, together with the report thereon of the independent auditor
99.6	Management’s Discussion and Analysis for the financial year ended March 31, 2024
99.7	Annual Information Form of the Company for the financial year ended March 31, 2024
99.8	Consent of KPMG LLP
101	Interactive Data File (formatted as Inline XBRL)
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

[signature page follows]

SIGNATURES
Pursuant to the requirements of the Exchange Act, the Company certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 20, 2024	AURORA CANNABIS INC.
	By	/s/ “Simona King”
Simona King Chief Financial Officer