Form 40-F
period 2025-03-31
AURORA CANNABIS INC
filed 2025-06-18
CIK 1683541

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 40-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934
☒	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the financial year ended March 31, 2025	Commission File Number: 001-38691
AURORA CANNABIS INC.
(Exact name of Registrant as specified in its charter)

British Columbia, Canada	2833	N/A
(Province or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code)	(I.R.S. Employer Identification No.)

2207 90B St. SW
Edmonton, Alberta, T6X 1V8
Canada
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
Indicate the number of outstanding shares of each of the Registrant’s classes of capital or common stock as of the close of the period covered by the annual report: 56,234,231
Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

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
AUDITED FINANCIAL STATEMENTS, MANAGEMENT’S DISCUSSION AND ANALYSIS
AND ANNUAL INFORMATION FORM
The following principal documents are filed as exhibits to, and incorporated by reference into, this Annual Report:

Document	Exhibit No.
Audited consolidated financial statements of the Company and notes thereto as at and for the financial year ended March 31, 2025, together with the reports thereon of the independent registered public accounting firm	99.5
Management’s Discussion and Analysis of the Company for the financial year ended March 31, 2025 (the “MD&A”)	99.6
Annual Information Form of the Company for the financial year ended March 31, 2025 (the “AIF”)	99.7

FORWARD-LOOKING STATEMENTS

This Annual Report includes or incorporates by reference certain statements which may constitute “forward-looking information and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 (collectively, “forward-looking statements” or “FLS”). These forward-looking statements are made as of the date of this Annual Report and the Company does not intend, and does not assume any obligation, to update these FLS, except as required under applicable securities legislation. FLS relate to future events or future performance and reflect Company management’s expectations or beliefs regarding future events. In certain cases, FLS can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved” or the negative of these terms or comparable terminology. By their very nature FLS involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the FLS. The Company provides no assurance that FLS will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on FLS. Certain FLS in this Annual Report and the documents incorporated by reference include, but are not limited to, the following:

•pro forma measures including revenue, cash flow, adjusted gross margin before fair value adjustments, expected selling, general and administrative (“SG&A”) run-rates, and grams produced;
•the strategy of the Company and other matters discussed under the heading “Our Strategy”;
•the anticipated disposition of legal claims disclosed under the heading “Legal Proceedings and Regulatory Actions”;
•the Company’s ability to deliver positive EBITDA and positive free cash flow;

•the Company’s ability to fund operations;
•the Bevo business and associated benefits to the Company, including, but not limited to, those in respect of revenues and the creation of long-term value;
•future strategic opportunities;
•future growth opportunities including the expansion into additional international markets;
•expectations related to the increased legalization of medical and consumer markets, including the United States, and the Company’s ability to participate in new markets when they open;
•competitive advantages and strengths in Canadian and international medical cannabis, medical and regulatory expertise in a federal framework and scientific expertise, including genetics and breeding;
•the Company’s breeding program, product portfolio and innovation, and the expected impact on revenue and long-term success;
•the acquisition of MedReleaf Australia, including the associated benefits to the Company’s business;
•the availability of funds under the Company’s 2025 Shelf Prospectus; and
•the creation of sustainable, long-term shareholder value.

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

Such forward looking statements are estimates reflecting the Company’s best judgment based upon current information and involve a number of risks and uncertainties, and there can be no assurance that other factors will not affect the accuracy of such forward-looking statements. These risks include, but are not limited to, the magnitude and duration of potential new or increased tariffs imposed on goods imported from Canada into the United States, the ability to retain key personnel, the ability to continue investing in infrastructure to support growth, the ability to obtain financing on acceptable terms, the continued quality of our products, customer experience and retention, the development of third party government and non-government consumer sales channels, management’s estimates of consumer demand in Canada and in jurisdictions where the Company exports, expectations of future results and expenses, the availability of additional capital to complete construction projects and facilities improvements, the risk of successful integration of acquired business and operations, management’s estimation that SG&A will grow only in proportion of revenue growth, the ability to expand and maintain distribution capabilities, the impact of competition, the general impact of financial market conditions, the yield from cannabis growing operations, product demand, changes in prices of required commodities, competition, and the possibility for changes in laws, rules, and regulations in the industry, epidemics, pandemics or other public health crises, as well as updates provided herein. See also “Description of the Business - Risk Factors” in the AIF. Readers are urged to consider the risks, uncertainties and assumptions carefully in evaluating the forward-looking statements.

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

CURRENCY
Unless otherwise indicated, all dollar amounts in this Annual Report are in Canadian dollars. The exchange rate of Canadian dollars into United States dollars on March 31, 2025 based upon the daily exchange rate as quoted by the Bank of Canada was, US$1.00 = $1.4376.
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
Nominating and Corporate Governance Committee

The Nominating and Corporate Governance Committee (the “N&CGC”) is responsible for screening nominees to the Board, and it annually assesses the skills and qualifications of directors and nominees to ensure the Board members have the skills and qualifications appropriate to the current needs of the Company. In addition, the N&CGC annually reviews the Board skills matrix, committee charters and Board policies, oversees Board effectiveness processes and director onboarding and education, and is responsible for overseeing and monitoring the Company’s approach, policies and practices related to environmental, social and governance, or ESG, matters. The N&CGC is comprised of Norma Beauchamp (Chair), Ron Funk, Chitwant Kohli, and Rajesh Uttamchandani. The Board has determined that all of the members of the N&CGC are independent, based on the criteria for independence prescribed by Nasdaq’s director independence standards under Rule 5605(a)(2).
Human Resources and Compensation Committee

The Human Resources and Compensation Committee (the “HRCC”) is responsible for (a) reviewing and approving directors’ and executive compensation based on the Company’s goals and objectives, (b) reviewing and approving the Company’s incentive compensation and equity-based plans and arrangements (c) executive succession planning; and (d) reporting regularly to the Board on the activities of the HRCC. To make its recommendation on directors’ and executive officer compensation, the HRCC takes into account the types of compensation and the amounts paid to directors and executive officers of comparable publicly traded Canadian companies. The HRCC is comprised of

Theresa Firestone (Chair), Ron Funk, Rajesh Uttamchandani and Michael Singer. The Board has determined that all of the members of the HRCC are independent, based on the criteria for independence prescribed by Nasdaq’s director independence standards under Rule 5605(a)(2).
AUDIT COMMITTEE

Our Board has established an independent Audit Committee for the purpose of overseeing our accounting and financial reporting processes and the audit of our annual financial statements.

The Audit Committee is comprised of Chitwant Kohli (Chair), Ron Funk, Theresa Firestone, Norma Beauchamp and Michael Singer. The Board has determined that the Audit Committee meets the composition requirements set forth in Nasdaq Rule 5605(c)(2)(A), and that each of the members of the Audit Committee is independent as determined under Rule 10A-3 of the Exchange Act and Nasdaq’s director independence standards under Rule 5605(a)(2). All four members of the Audit Committee are financially literate, meaning they are able to read and understand the Company’s financial statements and to understand the breadth and level of complexity of the issues that can reasonably be expected to be raised in the Company’s financial statements.
Audit Committee Financial Experts
The Board has determined that Chitwant Kohli and Michael Singer both qualify as an “Audit Committee financial expert” (as defined in paragraph (8)(b) of General Instruction B to Form 40-F) and a “financially sophisticated Audit Committee member” under Nasdaq Rule 5605(c)(2)(A).
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
PRINCIPAL ACCOUNTING FEES AND SERVICES - INDEPENDENT AUDITOR
Ernst & Young LLP, of Vancouver, British Columbia, Canada (Audit Firm I.D.:01263) (“E&Y”), acted as our independent registered public accounting firm for the fiscal year ended March 31, 2025.

Former auditor, KPMG LLP, of Vancouver, British Columbia, Canada (Audit Firm I.D.:85) (“KPMG”), acted as our independent registered public accounting firm for the fiscal year ended March 31, 2024.
The following table sets forth information regarding amounts billed to us by E&Y and KPMG for each of our last two fiscal periods in Canadian dollars:

Financial Period Ending	Audit Fees ($)(1)	Audit Related Fees ($)(2)	Tax Fees ($)(3)	All Other Fees ($)(4)
March 31, 2025	$4,658,658	—	10,250	—
March 31, 2024	$3,629,767	—	271,887	—
Notes

(1)“Audit Fees” includes fees (including out-of-pocket expenses) for the performance of the annual audit and quarterly reviews of the financial statements, which includes the audit of significant transactions and matters, and reviews of prospectus and financing documents including related assistance to underwriters, as well as audits of statutory financial statements for subsidiaries.
(2)“Audit-Related Fees” includes fees for assurance or accounting related services that have not been reflected under(1).
(3)“Tax Fees” includes fees for tax compliance and tax advice.
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
OFF-BALANCE SHEET ARRANGEMENTS
The information provided in the section entitled “Liquidity and Capital Resources” under the sub-heading “Off-balance sheet arrangements” contained in the MD&A filed as Exhibit 99.6 to this Annual Report on Form 40-F is incorporated by reference herein.
CODE OF ETHICS

We have adopted a Code of Business Conduct and Ethics (the “Code”) that applies to our officers (including without limitation, the CEO, CFO and other high-ranking executive officers), employees and directors of the Company and its subsidiaries and promotes, among other things, honest and ethical conduct. The Code meets the requirements for a “code of ethics” within the meaning of that term under Form 40-F. The Code was last reviewed and approved by the Company’s Board of Directors on March 27, 2025. The Code is available under the Company’s profile on www.sedar.com and on the Company’s website at https://www.auroramj.com/investors/corporate-governance/

During the financial year ended March 31, 2025, no material amendment was made to the Code which would be required to be disclosed pursuant to Paragraph 9 of General Instruction B, and no waivers of the Code were granted to any principal officer of the Company or any person performing similar functions.

NOTICES PURSUANT TO REGULATION BTR
There were no notices required by Rule 104 of Regulation BTR that the Company sent during the financial year ended March 31, 2025 concerning any equity security subject to a blackout period under Rule 101 of Regulation BTR.
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

CORRECTION OF PREVIOUSLY ISSUED FINANCIAL STATEMENTS

In connection with the audit of the annual consolidated financial statements as at and for the year ended March 31, 2025, the Company identified an error in inventory and cost of sales arising from intercompany profit eliminations, resulting in an overstatement of inventory and understatement of cost of sales. Additionally, the Company understated its lease liability during a period in which a rent concession was granted by the lessor. In respect of the Company’s presentation of cash and cash equivalents and restricted cash, the Company determined that certain previously reported restricted cash held within its captives was accessible to the Company and therefore not restricted. The unrestricted portion has been reclassified to cash and cash equivalents. The Company has determined that these errors are not material to any of the Company’s previously-issued audited consolidated financial statements and unaudited condensed consolidated interim financial statements. Accordingly, the Company has concluded that an amendment of previously-filed audited and condensed consolidated interim financial statements is not required. However, the Company has determined it is appropriate to correct certain comparative disclosures. Please refer to note 2(j) in the audited consolidated financial statements filed as Exhibit 99.5 to this Annual Report on Form 40-F for additional information. The corrections do not impact net earnings for the fiscal 2025 year and, while they do impact certain metrics used in the Company’s performance-based compensation arrangements, the Company concluded that after giving effect to such impact, the related compensation would not change and therefore no recovery was required under the Company’s executive compensation clawback policy attached to this Form 40-F as Exhibit 97.
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

EXHIBIT INDEX

Exhibit Number	Exhibit Description
97	Clawback Policy (incorporated by reference from Exhibit 97 to the Registrant’s Annual Report on Form 40-F, filed with the Commission on June 20, 2024)
99.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
99.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
99.3	Certification of Chief Executive Officer pursuant to Rule 13a-14(b) of the Exchange Act and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.4	Certification of Chief Financial Officer pursuant to Rule 13a-14(b) of the Exchange Act and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.5	Audited consolidated financial statements of the Company and notes thereto as at and for the financial year ended March 31, 2025, together with the report thereon of the independent auditor
99.6	Management’s Discussion and Analysis for the financial year ended March 31, 2025
99.7	Annual Information Form of the Company for the financial year ended March 31, 2025
99.8	Consent of Ernst & Young LLP
99.9	Consent of KPMG LLP
101	Interactive Data File (formatted as Inline XBRL)
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

SIGNATURES
Pursuant to the requirements of the Exchange Act, the Company certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 18, 2025	AURORA CANNABIS INC.
	By	/s/ “Simona King”
Simona King Chief Financial Officer