Form 40-F
period 2026-03-31
AURORA CANNABIS INC
filed 2026-06-11
CIK 1683541

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 40-F

REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934
☒	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the financial year ended March 31, 2026	Commission File Number: 001-38691
AURORA CANNABIS INC.
(Exact name of Registrant as specified in its charter)

British Columbia, Canada	2833	N/A
(Province or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code)	(I.R.S. Employer Identification No.)

2207 90B St. SW
Edmonton, Alberta T6X 1V8
Canada
Tel: 1-855 279-4652
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
Indicate the number of outstanding shares of each of the Registrant’s classes of capital or common stock as of the close of the period covered by the annual report: 58,947,593

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

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

INTRODUCTORY INFORMATION
Aurora Cannabis Inc. (the “Company” or “Aurora”) is a “foreign private issuer” as defined in Rule 3b-4 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and is a Canadian issuer eligible to file its annual report pursuant to Section 13 of the Exchange Act on Form 40-F pursuant to the multi-jurisdictional disclosure system (the “MJDS”) adopted by the United States Securities and Exchange Commission (the “SEC”). The Company’s common shares are listed on the Toronto Stock Exchange and the Nasdaq Capital Market (“Nasdaq”) under the trading symbol “ACB”.
In this annual report, references to “we”, “our”, “us”, the “Company” or “Aurora”, mean Aurora Cannabis Inc. and our wholly owned subsidiaries, unless the context suggests otherwise.
Unless otherwise indicated, all amounts in this annual report are in Canadian dollars and all references to “$” mean Canadian dollars and references to “U.S. dollars” or “US$” are to United States dollars.
AUDITED FINANCIAL STATEMENTS, MANAGEMENT'S DISCUSSION AND ANALYSIS
AND ANNUAL INFORMATION FORM
The following principal documents are filed as exhibits to, and incorporated by reference into, this Annual Report:

Document	Exhibit No.
Audited consolidated financial statements of the Company and notes thereto as at and for the financial year ended March 31, 2026, together with the reports thereon of the independent registered public accounting firm	99.5
Management’s Discussion and Analysis of the Company for the financial year ended March 31, 2026 (the “MD&A”)	99.6
Annual Information Form of the Company for the financial year ended March 31, 2026 (the “AIF”)	99.7
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
•expectations for gross profit margins following changes to the federal reimbursement program made effective April 1, 2026:
•the Company’s ability to fund operating activities and cash commitments for investing and financing activities for the foreseeable future;
•expectations regarding production capacity, costs and yields;
•statements made under the heading “Fiscal Year 2027 Outlook”;
•statements made with respect to the anticipated disposition of legal claims disclosed under the heading “Contractual Obligations, Commitments, Contingencies, and Off-Balance Sheet Arrangements” in our Annual MD&A;
•future strategic opportunities;
•future growth opportunities including the expansion into additional international markets;
•expectations related to the increased legalization of medical and consumer markets, including the United States;
•wind down of the Company’s consumer business;
•competitive advantages and strengths in Canadian and international medical cannabis, medical and regulatory expertise in a federal framework and scientific expertise, including genetics and breeding;
•the Company’s breeding program, product portfolio and innovation, and the expected impact on revenue and long-term success;
•critical success factors in the cannabis industry, including profitable growth, positive cash flow, smart capital allocation and balance sheet strength;
•the acquisition of Safari Flower Company, including the associated benefits to the Company’s business;
•the Company’s strategy and path to deliver sustained profitability and positive free cash flow;
•the availability of funds under the 2025 Shelf Prospectus and ability to raise funds under the ATM Program, and
•the creation of sustainable, long-term shareholder value.
Forward looking information or statements contained in this document have been developed based on the Company and its management's good faith assumptions relating to the financial, market, regulatory and other relevant environments that will exist and affect the Company's business and operations in the future. Forward-looking information and statements are not a guarantee of future performance and are based upon a number of estimates and assumptions of management at the date the statements are made including, among other things, assumptions about: development costs remaining consistent with budgets; the ability to manage anticipated and unanticipated costs; access to favorable equity and debt capital markets; the ability to raise sufficient capital to advance the business of the

Company; favorable operating and economic conditions; political and regulatory stability; obtaining and maintaining all required licenses and permits; receipt of governmental approvals and permits; sustained labour stability; stability in financial and capital goods markets; favorable production levels and costs from the Company’s operations; the pricing of various cannabis products; the level of demand for cannabis products; the availability of third-party service providers and other inputs for the Company’s operations; and the Company’s ability to conduct operations in a safe, efficient, and effective manner.
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
NOTE TO UNITED STATES READERS:
DIFFERENCES IN UNITED STATES AND CANADIAN REPORTING PRACTICES
The Company is permitted to prepare this Annual Report in accordance with Canadian disclosure requirements, which are different from those of the United States. The Company has historically prepared its consolidated financial statements in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board, which differ in certain respects from United States generally accepted accounting principles (“U.S. GAAP”) and from practices prescribed by the SEC. Therefore, the Company’s financial statements incorporated by reference in this Annual Report may not be comparable to financial statements prepared in accordance with U.S. GAAP.
CURRENCY
Unless otherwise indicated, all dollar amounts in this Annual Report are in Canadian dollars. The exchange rate of Canadian dollars into United States dollars on March 31, 2026 based upon the daily exchange rate as quoted by the Bank of Canada, was US$1.00 = $1.3939.

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
Changes in Internal Controls over Financial Reporting
The information provided in the section entitled “Disclosure Controls and Procedures and Internal Controls Over Financial Reporting” under the sub-heading “Changes to Internal Control over Financial Reporting” contained in the MD&A filed as Exhibit 99.6 to this Annual Report on Form 40-F is incorporated by reference herein.
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
Nominating and Corporate Governance Committee

The Nominating and Corporate Governance Committee (the “N&CGC”) is responsible for screening nominees to the Board, and it annually assesses the skills and qualifications of directors and nominees to ensure the Board members have the skills and qualifications appropriate to the current needs of the Company. In addition, the N&CGC annually reviews the Board skills matrix, committee charters and Board policies, oversees Board effectiveness processes and director onboarding and education, and is responsible for overseeing and monitoring the Company’s approach, policies and practices related to environmental, social and governance, or ESG, matters. The N&CGC is comprised of Norma Beauchamp (Chair), Michael Singer, Chitwant Kohli, and Rajesh Uttamchandani. The Board has determined that all of the members of the N&CGC are independent, based on the criteria for independence prescribed by Nasdaq’s director independence standards under Rule 5605(a)(2).
Human Resources and Compensation Committee

The Human Resources and Compensation Committee (the “HRCC”) is responsible for (a) reviewing and approving directors’ and executive compensation based on the Company’s goals and objectives; (b) reviewing and approving the Company’s incentive compensation and equity-based plans and arrangements; (c) executive succession planning; and (d) reporting regularly to the Board on the activities of the HRCC. To make its recommendation on directors’ and executive officer compensation, the HRCC takes into account the types of compensation and the amounts paid to directors and executive officers of comparable publicly traded Canadian companies. The HRCC is comprised of Michael Singer (Chair), Norma Beauchamp and Rajesh Uttamchandani. The Board has determined that all of the members of the HRCC are independent, based on the criteria for independence prescribed by Nasdaq’s director independence standards under Rule 5605(a)(2).
AUDIT COMMITTEE
Our Board has established an independent Audit Committee for the purpose of overseeing our accounting and financial reporting processes and the audit of our annual financial statements.
The Audit Committee is comprised of Chitwant Kohli (Chair), Michael Singer and Norma Beauchamp. The Board has determined that the Audit Committee meets the composition requirements set forth in Nasdaq Rule 5605(c)(2)(A), and that each of the members of the Audit Committee is independent as determined under Rule 10A-3 of the Exchange Act and Nasdaq’s director independence standards under Rule 5605(a)(2). All members of the Audit Committee are financially literate, meaning they are able to read and understand the Company’s financial statements and to understand the breadth and level of complexity of the issues that can reasonably be expected to be raised in the Company’s financial statements.

Audit Committee Financial Experts
The Board has determined that Chitwant Kohli and Michael Singer each qualify as an “Audit Committee financial expert” (as defined in paragraph (8)(b) of General Instruction B to Form 40-F) and a “financially sophisticated Audit Committee member” under Nasdaq Rule 5605(c)(2)(A).
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
PRINCIPAL ACCOUNTING FEES AND SERVICES - INDEPENDENT AUDITOR
Ernst & Young LLP of Vancouver, British Columbia, Canada (Audit Firm I.D.:01263) (“E&Y”), acted as our independent registered public accounting firm for the fiscal periods ended March 31, 2026 and March 31, 2025.
The following table sets forth information regarding amounts billed to us by E&Y for each of our last two fiscal periods in Canadian dollars:

Financial Period Ending	Audit Fees ($)(1)	Audit-Related Fees ($)(2)	Tax Fees ($)(3)	All Other Fees ($)(4)
March 31, 2026	4,782,558	—	263,113	56,000
March 31, 2025	4,658,658	—	10,250	—
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
(4)“All Other Fees” refers to fees for ad hoc projects.
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
The Audit Committee may satisfy its duty to pre-approve non-audit services by adopting specific policies and procedures for the engagement of the non-audit services, provided the policies and procedures are detailed as to the particular service, the Audit Committee is informed of each non-audit service, and the procedures do not include delegation of the Audit Committee’s responsibilities to management.
OFF-BALANCE SHEET ARRANGEMENTS
The information provided in the section entitled “Liquidity and Capital Resources” under the sub-heading “Commitments” contained in the MD&A filed as Exhibit 99.6 to this Annual Report on Form 40-F is incorporated by reference herein.
CODE OF ETHICS
We have adopted a Code of Business Conduct and Ethics (the “Code”) that applies to our officers (including without limitation, the CEO, CFO and other high-ranking executive officers), employees and directors of the Company and its subsidiaries and promotes, among other things, honest and ethical conduct. The Code meets the requirements for a “code of ethics” within the meaning of that term under Form 40-F. The Code was last reviewed and approved by the Company’s Board of Directors on March 25, 2026. The Code is available under the Company’s profile on www.sedarplus.ca and on the Company's website at https://www.auroramj.com/investors/corporate-governance/.

During the financial year ended March 31, 2026, no material amendment was made to the Code which would be required to be disclosed pursuant to Paragraph 9 of General Instruction B to Form 40-F, and no waivers of the Code were granted to any principal officer of the Company or any person performing similar functions.

NOTICES PURSUANT TO REGULATION BTR
There were no notices required by Rule 104 of Regulation BTR that the Company sent during the financial year ended March 31, 2026 concerning any equity security subject to a blackout period under Rule 101 of Regulation BTR.
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
MINE SAFETY DISCLOSURE
Not applicable.
UNDERTAKING
The Company undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the SEC staff, and to furnish promptly, when requested to do so by the SEC staff, information relating to: the securities registered pursuant to Form 40-F; the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities.
CONSENT TO SERVICE OF PROCESS

The Company has previously filed with the SEC a written consent to service of process on Form F-X. Any change to the name or address of the Company’s agent for service shall be communicated promptly to the SEC by amendment to the Form F-X referencing the file number of the Company.

EXHIBIT INDEX

Exhibit Number	Exhibit Description
97	Clawback Policy (incorporated by reference from Exhibit 97 to the Registrant’s Annual Report on Form 40-F, filed with the SEC on June 20, 2024)
99.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
99.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
99.3	Certification of Chief Executive Officer pursuant to Rule 13a-14(b) of the Exchange Act and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.4	Certification of Chief Financial Officer pursuant to Rule 13a-14(b) of the Exchange Act and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.5	Audited consolidated financial statements of the Company and notes thereto as at and for the financial year ended March 31, 2026, together with the report thereon of the independent auditor
99.6	Management’s Discussion and Analysis for the financial year ended March 31, 2026
99.7	Annual Information Form of the Company for the financial year ended March 31, 2026
99.8	Consent of Ernst & Young LLP
101	Interactive Data File (formatted as Inline XBRL)
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

SIGNATURES
Pursuant to the requirements of the Exchange Act, the Company certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 11, 2026	AURORA CANNABIS INC.
	By:	/s/ “Simona King”
Simona King Chief Financial Officer